Exhibit 99.1

geneType Granted Approval for Pancreatic Cancer, Melanoma, and Atrial Fibrillation in Australia

Melbourne, Australia, 11 September 2023: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease, is pleased to announce that the expanded geneType Multi-Risk Test is now available to order in Australia. GTG announced the launch of the expanded test in the U.S., to include three new diseases, in March 2023. The three new diseases, Pancreatic Cancer, Melanoma, and Atrial Fibrillation, were approved for sale in Australia by the National Association of Testing Authority (NATA). The geneType Multi-Risk Test now performs a total of nine individual serious disease risk assessments, all from the one simple saliva sample.

The risk assessment panel focuses on Oncology, Cardiovascular and Metabolic diseases:

●	Breast Cancer;
●	Ovarian Cancer
●	Pancreatic Cancer
●	Prostate Cancer;
●	Melanoma;
●	Colorectal Cancer;
●	Diabetes;
●	Coronary Artery Disease; and
●	Atrial Fibrillation.

The granting of this approval by NATA follows the approval in March this year by Centers for Medicare & Medicaid (CMS) to sell the expanded panel in the USA.

The expanded Multi-test panel caters for most ethnicities over the age of 301. Each of the new diseases recently approved cause significant mortality and morbidity. According to the Australian Institute of Health and Welfare, in 2023 there will be approximately 10,639 new cases of melanoma, Australia’s third most diagnosed cancer. The estimates for pancreatic cancer are even more dire, in Australia in, 2023 it is estimated that 2,355 people will be diagnosed with pancreatic cancer and a staggering 87% of these people will die. In both cases, identifying people at increased risk provides an opportunity for early diagnosis and early intervention, leading to a significant improvement in patient outcomes, extending life expectancy, and saving lives. In the case of atrial fibrillation (AFib), surveys and studies on sections of the Australian population suggest that AFib affects approximately 2% of the general population, equivalent to more than 500,000 people.

GTG’s CEO, Simon Morriss said, “Obtaining approval to sell the expanded version of Multi-test in Australia highlights GTG’s ability to deliver on our commitment to being a world leader in delivering personalised risk assessments to enable preventative healthcare for a range of serious diseases”.

-ENDS-

Authorised for release by the board of directors of Genetic Technologies Limited.

1 Cardiovascular and metabolic risk assessments start at age 40; cancers start at age 30.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000